EXHIBIT 99.1

Growing Body of Clinical Evidence Points to the Potential of Profound Medical’s TULSA Procedure Becoming a Mainstream Treatment Modality Across the Entire Prostate Disease Spectrum

— So far this year alone, 25 TULSA-related scientific research presentations have been delivered at major medical meetings around the world —

— Of those, eight (8) presentations were from leading urologists at AUA 2024 —

— Clinical evidence continues to highlight TULSA’s ability to treat an unrivalled variety of patients with localized prostate cancer and/or BPH —

TORONTO, May 06, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, is pleased to announce that a total of 25 paper, poster and podium presentations highlighting the Transurethral Ultrasound Ablation (“TULSA”) procedure’s ability to effectively, safely and efficiently treat an unrivaled variety of prostate cancer and/or benign prostatic hyperplasia (“BPH”) patients have been made at major medical meetings already in 2024.

“The TACT 5-year clinical trial data, along with multiple real-world reports on the safety, efficacy and durability of TULSA from U.S. commercial centers, such as Mayo Clinic in Florida, Busch Center in Georgia, and UT Southwestern Medical Center in Texas, as well as international user sites, like Sapporo Hokuyu Hospital in Japan, ALTA Klinik in Germany, and Turku University Hospital in Finland, add to the growing body of evidence supporting the potential of TULSA as a mainstream treatment for prostate disease,” said Arun Menawat, Profound’s CEO and Chairman.

Of the 25 TULSA presentations delivered year-to-date, five were given at the European Congress of Radiology (ECR) (February 29-March 3; Vienna, Austria), one at the Annual Meeting of the Southeastern Section of the American Urological Association (“AUA”) (March 20-23; Austin, TX), three at the Society of Interventional Radiology (SIR) Annual Scientific Meeting (March 23-28; Salt Lake City, UT), five at the Annual European Association of Urology (EAU) Congress (April 5-8; Paris, France), one at the Society of Abdominal Radiology (SAR) Annual Meeting (April 14-19; Hollywood, FL), one at the Japanese Urological Association (JUA) Annual Meeting (April 25-27; Kobe, Japan), one at the American Roentgen Ray Society (ARRS) Annual Meeting (May 5-9; Boston, MA), and eight at the AUA’s Annual Meeting in San Antonio, TX, which just concluded today.

“The various presentations made at AUA and other major medical conferences have highlighted TULSA’s clinical use across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and BPH; to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer,” added Dr. Menawat. “Importantly, real-world data from top institutions is also consistently demonstrating similar outcomes to the TACT FDA regulatory study. We would like to take this opportunity to thank the many esteemed researchers and clinicians who have contributed to the growing awareness of TULSA among urologists, both at home and abroad, and look forward to continuing to build on that positive momentum as the year progresses.”

About TULSA

The TULSA procedure, performed using Profound’s TULSA-PRO® system, employs real-time MR guidance for precision to preserve prostate disease patients’ urinary continence and sexual function while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55°C). TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. No hospital stay is required, and most TULSA patients report quick recovery to their normal routine.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849